SCHEDULE A

This **Schedule A** dated 04/25/2022 attached to and incorporated in the attached security agreement dated the same date, as though fully set forth therein. The following partial itemization of property constitutes a portion of the collateral referenced in said security agreement, and is not intended to represent the actual and full extent of said collateral. This **Schedule A** supplements previous security agreements describing collateral, that may have been entered by the same parties.

A. Income from every source: **$23,724.35** see: Fidelity Investments 2021 Tax Reporting Statement **12/21.**

B. Proceeds of Secured Party's labor from every source: **(21) UNITED STATES OF AMERICA** Silver Certificates - Bill in Equity No.(s) **Q 6 1 0 3 0 5 4 8 A Series 1957 A ; G 8 3 4 1 9 0 9 2 A 1934 A ; D 7 7 5 3 5 9 2 9 A Series 1957 A; I 2 7 6 9 1 2 7 6 A Series 1957 A ; P 0 0 6 5 6 9 2 3 A Series 1957 A; M 6 7 0 4 4 6 8 9 A Series 1957 A ; J 4 5 7 2 5 2 9 7 A Series 1957 A ; Y 3 9 9 4 0 4 7 2 B Series of 1923 ; C 5 7 5 4 3 8 9 2 Series 1928 ; Q 6 4 6 8 7 0 9 2 A Series of 1928 C 1 0 8 7 6 4 5 8 B Series of 1928 B ; T 1 7 8 6 2 0 0 3 A Series of 1928 A ; T 1 7 6 2 8 7 1 9 A ; N 9 7 6 1 8 8 0 1 A Series 1957 A N 9 7 6 1 8 8 0 2 A Series 1957 A ; S 9 7 5 1 3 2 9 4 A Series 1957; S 4 9 6 1 5 4 4 2 C HAWAII Series 1935 A** ; *February 11th 1864* $10 Confederate Dollars 9 Series No. *105575* ; April 6th 1863 **$10 Confederate Dollars** No. *61437* ; *February 17th 1864* **$5 Confederate Dollars Series 2** No. *70127* ; **UNITED STATES NOTE $1 DOLLAR SERIES OF 1917 D76759128A ; $2 UNITED STATES NOTE A 75538504 A Series 1953 C ; CUSIP No.(s) FUAMX 31635V257 ; FFRHX 315916783 ; FTBFX 31617K881 ; BABA 01609W102 ; AMZN 023135106 ; AAPL 037833100 ; BLK 09247X101 ; MVF 09253R105 ; 191216100 ; XOM 30231G102 ; FAGIX 316062108 ; CRPT 33740F540 ; IHE 464288836 ; PYPL 70450Y103 ; PGR 743315103 ; TSLA 88160R101 ; UPS 911312106 ; VNQ 922908553 ; VYM 921946406 ; WMT 931142103 ; DHS 97717W208 ; FDIC INSURED DEPOSIT AT CITIZENS BANK NA, QZENQ FDIC99524;**

C. Application for STATE [Title 28 Section 3002 15(a) *def.* Person]: **STATE OF ALABAMA CERTIFICATE OF LIVE BIRTH # 101-90-25869**, Stock Serial 048003-3 w/CUSIP **316061878** ; **DISTRICT OF COLUMBIA CERTIFICATE OF LIVE BIRTH # 108-1983-000070** Stock Serial DC724724 w/CUSIP **316337807** and all other Certificates of Birth, Certificates of Living Birth, Notifications of Registration of Birth, or Certificates of Registration of Birth, or otherwise entitled documents of birth whether county, state, federal, or other either ascribed to or derived from the name of the debtor identified above, or based upon the above described birth document.

D. Securities Account **No. ***-**-5426 & ***-**-6595** (WHFIT or NMWHFIT CUSIP No.(s) **(F97699758 & C15051263)** Pass Thru Entities 87-1772940 ; 87-1666954 ; 88-6352386 & Treasury Account No(s): 0*****6595 ; 0*****5426 ; CPN #757-10-3292 ; Bloomberg Private Placement Security Ticker: .SANXC (SANXC-IBN00001 & SANXCB00001) with BB# PPE42I7U1 & BBG01185Z1W0 - ID RF151-948596 Pass Thru Certificates -Issue Amt 500M (Amt Out 15M) ; U.S. Securities & Exchange Commission CIK Account 0001917699.

E. TEXAS Driver License #40466413 ; DC Driver's License #3168712 ; TAIWAN INT'L Driver's License/Permit # 1546147808.

F. UCC File # ____**22-7260468**____ and all addendums or Attachment.

G. All property or collateral documented below:

assigned to the following Secured Party(ies). See: NON UCC & Addendums ; SF-28, SF-1416, SF-1418 ; OF-90 & OF-91 w/ Bonded Promissory Note (UNCITRAL CONVENTION) No. "10481-14-06-23-2-002-089.000-425781" pursuant to and in accordance with final articles of the UNCITRAL Convention in effect on the date hereof REF: Ratified Convention Articles 1-10, 11, 12, 13, 14(1), 36, 39, 46(3), 47-4(c), & 55, Negotiable Instruments Act, 1881; Public Law 73-10, Chapter 48, 48 Stat 112; (Gold Reserve Act), U.C.C. Article 9; 31 C.F.R. 225.2 - Government Obligations; 31 U.S.C. 5118 (d)(2); 31 U.S.C. 463, Public Law 97-258; U.C.C. Article 4 §302; 18 U.S.C. 8; 12 U.S.C. 411, Securities Act 2(1), 3(a)(3); Congressional Statutes At Large, Title 62, Positive Law; 31 U.S.C. 5312; U.C.C. 2-304; 12 U.S.C. 1831n (a)(2) -Uniform accounting principles consistent with G.A.A.P.; 12 U.S.C. 1813(1)(1) DEPOSIT, money or its' equivalent; Public Policy; AND settlement in terms of the United States Supreme High Court of Justice, Rule 45. Including but not limited to the following: all DNA, fingerprints, all biological identification, all blood, all bodily fluids, all bodily excretions, all organs, all body parts, all bodily tissues, all thoughts, all intellectual property, are the sole property of Clan Mother :Red-Wolf: Terry Bey, the Secured Party Creditor. These items of property cannot be taken, used, duplicated, confiscated, confined, restrained, abused, damaged, influenced, or removed from the Secured Party(ies), without his/her/their voluntary, written permission. Any violation of this agreement will constitute a penalty of one hundred million 99.999% one ounce silver coins, per occurrence, per officer or agent involved. This is a contract in admiralty and you may rebut this contract within 21 days. Rebuttal must be per the conditions found in the "Legal/Lawful Notice and Demand" that is or will be on file/record, along with this document, in the Madison County Recorder of Deeds Office .

Form SA-07011990-YAT   Secured Party: Yoquesha A. Terry
For the Security Agreement 2022 by: Native SUN Finance, LLC
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